English Translation

This document is executed in Indonesian Language

No. 047/E00-E0O/FIN/14

March 13, 2014

To:

Head of the Capital Market Supervisory

Indonesian Financial Services Authority (Otoritas Jasa Keuangan or OJK)

Gedung Sumitro Djojohadikusumo

Jl. Lapangan Banteng Timur No. 2-4

Jakarta 10710

Re : Annual Rating from Pefindo

Dear Sir/Madam,

With reference to Bapepam-LK Regulation No. IX.C.11, please kindly be informed of the annual ratings of “idAA+” from Pefindo for PT Indosat Tbk and its Bonds V/2007 Serie A, Bonds V/2007 Serie B, Bonds VI/2008 Serie B, Bonds VII/2009, and Bonds VIII/2012, and “idAA+(sy)” for its Sukuk Ijarah II/2007, Sukuk Ijarah IV/2009, and Sukuk Ijarah V/2012. The outlook of the rating is “Stable”. The rating period is for March 11, 2014 – March 1, 2015 (for complete reference of Pefindo press release, please open http://indosat.com/Investor_Relation ). This annual rating is similar with that of issued by Pefindo last year.

Thank you for your kind attention.

Sincerely,

Group Head

Investor Relations & Corporate Secretary

Bayu Hanantasena

Cc :

1.

Indonesian Capital Market Electronic Library (CaMEL)

2.

Board of Directors of Indonesia Stock Exchange

3.

PT Bank Rakyat Indonesia (Persero) Tbk, as Trustee